UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

COHERENT, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share
(including associated Common Share Purchase Rights)

(Title of Class of Securities)

192479103

(CUSIP Number of Class of Securities)

Bret DiMarco

Executive Vice President and General Counsel

5100 Patrick Henry Drive

Santa Clara, CA 95054

(408) 764-4000

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

John A. Fore
Jose F. Macias
Michael A. Occhiolini

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Tel: (650) 493-9300

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$227,461,891.50	$8,939.25

*      Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 7,981,119 shares of common stock at the actual tender offer price of $28.50 per share.

**   The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction and was paid as follows: (a) $8,843.52 was paid on February 15, 2008 based on the initial transaction value of $225,026,000 (which assumed repurchase of 7,628,000 shares at the maximum tender price of $29.50 per share), and (b) an additional fee of $95.73 was paid on March 18, 2008 based on the additional transaction value of $2,435,891.50 (based on the actual amount of shares purchased of 7,981,119 multiplied by the actual price to be paid of $28.50 per share less the initial transaction value of $225,026,000).

☒   Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,843.52; $95.73	Filing Party: Coherent, Inc.
Form or Registration No.: Schedule TO-I; Schedule TO-I/A	Date Filed: February 15, 2008; March 18, 2008

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐            going private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

AMENDMENT NO. 3 TO SCHEDULE TO

Coherent, Inc., a Delaware corporation, hereby amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 15, 2008 and as amended and supplemented on March 7, 2008 and March 18, 2008 (as so amended, the “Schedule TO”).  The Schedule TO relates to the offer by Coherent, Inc. to purchase up to 7,628,000 shares of common stock, par value $0.01 per share, including the associated common share purchase rights issued under the First Amended and Restated Common Shares Rights Agreement, dated as of June 24, 1998, at a price not greater than $29.50 nor less than $26.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 15, 2008 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal, previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the “Offer”).  The Offer expired at 5:00 p.m., Net York City time, on Monday, March 17, 2008.  This Amendment No. 3, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on Schedule TO.

Item 4.      Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

The tender offer expired at 5:00 p.m., New York City time, on Monday, March 17, 2008.  Based on a final count, we have been advised by the depositary that 7,972,313 shares of our common stock, or approximately 25% of the total outstanding shares of common stock, were validly tendered and not withdrawn in the tender offer at or below a price of $28.50 per share.  In accordance with the terms of the tender offer, we have accepted all of the validly tendered shares at a purchase price per share of $28.50.  On March 25, 2008, we issued a press release announcing the final results of the tender offer.  A copy of this press release is filed as Exhibit (a)(1)(J) to the Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)*	Offer to Purchase dated February 15, 2008.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 15, 2008.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 15, 2008.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release, dated February 12, 2008, incorporated by reference from Exhibit 99.1 to Coherent’s Current Report on Form 8-K dated February 12, 2008.
(a)(1)(H)*	Summary Advertisement dated February 15, 2008.
(a)(1)(I)**	Press release dated March 18, 2008, announcing preliminary results of modified “Dutch Auction” tender offer.

(a)(1)(J)***	Press release dated March 25, 2008, announcing final results of modified “Dutch Auction” tender offer.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(b)	Not Applicable.
(d)(1)	First Amended and Restated Common Shares Rights Agreement, dated June 24, 1998, (incorporated by reference from Exhibit 1 to Form 8-A12G/A filed on July 1, 1998).
(d)(2)	Employee Stock Purchase Plan, as amended (incorporated by reference from Exhibit 10.11 to Form 10-K for the fiscal year ended September 29, 2001).
(d)(3)	1995 Stock Plan (incorporated by reference from Exhibit 10.34 to Form 10-K for the fiscal year ended September 28, 1996).
(d)(4)	1998 Director Option Plan (incorporated by reference from Appendix B to Schedule 14A filed February 28, 2006).
(d)(5)	1990 Directors’ Stock Option Plan (incorporated by reference from Exhibit 10.1 to Form S-8 filed on May 1, 1996).
(d)(6)	2001 Stock Plan (incorporated by reference from Exhibit 10.14 to Form 10-K for the year ended September 27, 2003).
(d)(7)	Form of 2001 Stock Plan Restricted Stock Agreement (incorporated by reference from Exhibit 10.1 to Form 10-Q for the quarter ended July 1, 2006).
(d)(8)	2001 Stock Plan Amended Stock Option Agreement (incorporated by reference from Exhibit 10.1 to Form 10-Q for the quarter ended July 1, 2006).
(d)(9)

Coherent, Inc. Management Transition Agreement, by and between Coherent, Inc. and Bernard J. Couillaud (incorporated by reference from Exhibit 10.13 to Form 10-K for the year ended September 28, 2002).

(d)(10)	Coherent, Inc. Management Transition Agreement, by and between Coherent, Inc. and Robert J. Quillinan (incorporated by reference from Exhibit 10.14 to Form 10-K for the year ended September 28, 2002).
(d)(11)	Change of Control Severance Plan, as amended and restated effective February 17, 2005 (incorporated by reference from Exhibit 10.14 to Form 10-K/A Amendment No. 3 for the year ended October 2, 2004).
(d)(12)	2006 Officer’s Variable Compensation Plan (incorporated by reference from Exhibit 10.12 to Form 10-K for the year ended September 30, 2006).
(d)(13)	2007 Officer’s Variable Compensation Plan (incorporated by reference from Exhibit 10.13 to Form 10-K for the year ended September 30, 2006).
(d)(14)	Offer Letter to Bret DiMarco (incorporated by reference from Exhibit 10.14 to Form 10-K for the year ended September 30, 2006).
(d)(15)	Supplementary Retirement Plan (incorporated by reference from Exhibit 10.5 to the Form 10-Q for the quarter ended April 1, 2006).
(d)(16)	Deferred Compensation Plan (incorporated by reference from Exhibit 10.6 to the Form 10-Q for the quarter ended April 1, 2006).
(d)(17)	2008 Officer’s Variable Compensation Plan (filed under item 5.02 of Form 8-K filed on December 19, 2007 and incorporated by reference).
(g)	Not Applicable.
(h)	Not Applicable.

*                 Previously filed on Schedule TO on February 15, 2008.

**          Previously filed on Amendment No. 2 to the Schedule TO on March 18, 2008.

***   Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2008	COHERENT, INC.

	By:	/s/ Bret M. DiMarco
		Name:	Bret M. DiMarco
		Title:	Executive Vice President and
General Counsel

Exhibit Index

(a)(1)(A)*	Offer to Purchase dated February 15, 2008.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 15, 2008.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 15, 2008.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release, dated February 12, 2008, incorporated by reference from Exhibit 99.1 to Coherent’s Current Report on Form 8-K dated February 12, 2008.
(a)(1)(H)*	Summary Advertisement dated February 15, 2008.
(a)(1)(I)**	Press release dated March 18, 2008, announcing preliminary results of modified “Dutch Auction” tender offer.
(a)(1)(J)***	Press release dated March 25, 2008, announcing final results of modified “Dutch Auction” tender offer.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(b)	Not Applicable.
(d)(1)	First Amended and Restated Common Shares Rights Agreement, dated June 24, 1998, (incorporated by reference from Exhibit 1 to Form 8-A12G/A filed on July 1, 1998).
(d)(2)	Employee Stock Purchase Plan, as amended (incorporated by reference from Exhibit 10.11 to Form 10-K for the fiscal year ended September 29, 2001).
(d)(3)	1995 Stock Plan (incorporated by reference from Exhibit 10.34 to Form 10-K for the fiscal year ended September 28, 1996).
(d)(4)	1998 Director Option Plan (incorporated by reference from Appendix B to Schedule 14A filed February 28, 2006).
(d)(5)	1990 Directors’ Stock Option Plan (incorporated by reference from Exhibit 10.1 to Form S-8 filed on May 1, 1996).
(d)(6)	2001 Stock Plan (incorporated by reference from Exhibit 10.14 to Form 10-K for the year ended September 27, 2003).
(d)(7)	Form of 2001 Stock Plan Restricted Stock Agreement (incorporated by reference from Exhibit 10.1 to Form 10-Q for the quarter ended July 1, 2006).
(d)(8)	2001 Stock Plan Amended Stock Option Agreement (incorporated by reference from Exhibit 10.1 to Form 10-Q for the quarter ended July 1, 2006).
(d)(9)

Coherent, Inc. Management Transition Agreement, by and between Coherent, Inc. and Bernard J. Couillaud (incorporated by reference from Exhibit 10.13 to Form 10-K for the year ended September 28, 2002).

(d)(10)	Coherent, Inc. Management Transition Agreement, by and between Coherent, Inc. and Robert J. Quillinan (incorporated by reference from Exhibit 10.14 to Form 10-K for the year ended September 28, 2002).
(d)(11)	Change of Control Severance Plan, as amended and restated effective February 17, 2005 (incorporated by reference from Exhibit 10.14 to Form 10-K/A Amendment No. 3 for the year ended October 2, 2004).
(d)(12)	2006 Officer’s Variable Compensation Plan (incorporated by reference from Exhibit 10.12 to Form 10-K for the year ended September 30, 2006).

(d)(13)	2007 Officer’s Variable Compensation Plan (incorporated by reference from Exhibit 10.13 to Form 10-K for the year ended September 30, 2006).
(d)(14)	Offer Letter to Bret DiMarco (incorporated by reference from Exhibit 10.14 to Form 10-K for the year ended September 30, 2006).
(d)(15)	Supplementary Retirement Plan (incorporated by reference from Exhibit 10.5 to the Form 10-Q for the quarter ended April 1, 2006).
(d)(16)	Deferred Compensation Plan (incorporated by reference from Exhibit 10.6 to the Form 10-Q for the quarter ended April 1, 2006).
(d)(17)	2008 Officer’s Variable Compensation Plan (filed under item 5.02 of Form 8-K filed on December 19, 2007 and incorporated by reference).
(g)	Not Applicable.
(h)	Not Applicable.

*                 Previously filed on Schedule TO on February 15, 2008.

**          Previously filed on Amendment No. 2 to the Schedule TO on March 18, 2008.

***   Filed herewith.